BiOTECH HOLDINGS LTD.

#160- 3751 Shell Road

Richmond, British Columbia

V6X 2W2

Phone: (604) 295-1119

Toll Free: (888) 216-1111

Fax: (604) 295-1110

30 March, 2006

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

20549

Attention: Amy C Bruckner, Staff Accountant, Division of Corporation Finance

Dear Ms. Bruckner:

Re: Your review comments - Form 20-F for the fiscal
year ended March 31, 2005

File Number 0-29108

Further to your letter of March 16, 2006 and our conversation of today, I have drafted a response to your queries and have passed it on to our auditors for review. As today is the deadline for filing is today, I am not certain that the review process will be done in time. I therefore request an extension to next Friday April 7.

Thank you for your patience in this matter.

Yours truly,

/s/ LORNE BROWN

LORNE BROWN,

Chief FINANCIAL Officer

Biotech Holdings Ltd.